HART & TRINEN, LLP
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________          Email:  harttrinen@aol.com
Donald T. Trinen                                     Facsimile:  (303) 839-5414
                                 (303) 839-0061


                                  May 13, 2008

Kristina Aberg
Securities and Exchange Commission
Mail Stop 4561
100 F Street, NE
Washington, DC 20549

      Re:   Epic Energy Resources, Inc.
            Form S-1/A

     This office represents Epic Energy Resources, Inc. (the "Company"). Amendment #2 to the Company's registration statement has been field with the Commission. This letter provides the Company's responses to the comments received from the Staff by letter dated April 11, 2008. The paragraph numbers in this letter correspond with the numbered paragraphs in the Staff's comment letter. The number under the "Page Number" column indicates the page number in the registration statement where the response to the comment can be found. The letters "FS" in the page number column refer to the page in the Company's financial statements.

                                                                   Page Number

1. Our calculation showing the number of shares which can be sold by means of the Company's registration statement is shown below.

    Total shares outstanding                        43,948,921

    Less shares owned by persons listed in
     Principal Shareholder section of prospectus   (20,508,000)
                                                  ------------

    Shares owned by non-affiliates                  23,440,921

    Percentage allowed to be registered                    30%
                                                  ------------

    Shares allowed to be registered upon
      conversion of notes                            7,032,276
                                                  ============

   Shares registered upon conversion of notes        6,200,000

                                                                   Page Number

      It is our understanding that the Company can register all shares sold in the December 2007 private offering (as well as all shares issuable upon the exercise of the warrants sold in the December 2007 offering) since the current market price of the Company's common stock is below the price at which the shares were sold and is also below the warrant exercise price.

2. The calculation of the shares held by non-affiliates is shown below.

   Total shares outstanding                         43,948,921

   Less shares owned by persons listed in
    Principal Shareholder section of prospectus    (20,508,000)
                                                  ------------

   Shares owned by non-affiliates                   23,440,921
                                                 =============

      The shares of common stock sold to the investors in the December 2007 offering are included in the number of shares held by non-affiliates. The shares issuable upon the exercise of the warrants and the conversion of the notes sold in December
2007 are not included in the number of shares held by non-affiliates since these shares have not yet been issued.

3. A revised reserve report has been sent to the staff under separate cover.

4. The undiscounted future cash flows as shown in the registration statement should now agree with the revised reserve report sent to the staff.

5. Comment complied with.                                             F-1/F-80

6. Comment complied with.                                               F-1

7. The number of shares being registered for payment to the note holders has been limited pursuant to staff comment #1.
In accordance with Comment 4 in the staff's February 12, 2008 letter, page 57 shows the number of shares issuable upon the payment of the notes calculated at a 10% discount to the market price of the Company's common stock on December 5, 2007. As a result, the number of shares shown on pages 10 and 57 will not be in agreement.

8. Comment complied with.                                               7

9. Comment complied with.                                               6

                                                                   Page Number

10. In accordance with staff comment #1, the number of
shares which the Company is allowed to register has been
limited. Accordingly, the Comparative Share Data section
has been revised.                                                    10, 11

11. Comment complied with.                                             44

12. The share ownership of Mr. Kinney has been added to
the prospectus. We did not add the share ownership for
Mr. Murray since Mr. Murray is not an officer of the
Company and does note own more than 5% of the Company's
outstanding shares.  Mr. Murray was included in the
executive compensation table pursuant to Instruction 2
to Item 402(a)(3) of Regulation S-K.                                   45

13. Comment complied with.                                             57

14. The figure which is the subject of this comment has
    been revised.                                                      59

15. Oneok has told the Company that it is not pursuing the project. Epic has a preliminary contract with IACX for an installation of a nitrogen rejection unit to place the field back on production by September 1, 2008. The installation of the nitrogen rejection unit will result in a sales of 264 MCFPD of pipeline quality gas.

16. The agreement pertaining to the acquisition of the Carnrite Group provides that the effective date of the Agreement is March 28, 2007. However, the Company decided to use July 1, 2007 as the accounting acquisition date as provided in the guidance in FAS 141 due to the impracticality of using a non-accounting cutoff date as the accounting acquisition date.

17. SFAS 141 permits a preliminary allocation of the purchase price to the intangible assets acquired from the Carnrite Group, provided the Company's financial statements indicate that the allocation is preliminary.
In this regard, see the third paragraph of footnote 3 to the Company's financial statements. The Company will determine the amounts which will be allocated to customer relationships at the time the Company makes a final allocation of the purchase price to the intangible assets of the Carnrite Group.

18. Prior to the reorganization Pearl operated through a number of divisions, all of which were owned by Pearl.
The reorganization involved moving the assets, liabilities and operations of each division into its own limited liability company. Each limited liability company is wholly owned by Pearl. The reorganization enabled Pearl to isolate the risks and liabilities of each division from Pearl's other divisions. Both before and after the reorganization all of the Pearl entities were under common control.

                                                                    Page Number

19. The disclosure which is the subject of this comment is
included in Amendment No. 2 to the Registration Statement.              F-76

20. SFAS 141 permits preliminary allocation of the purchase price to the intangible assets acquired from the Pearl
Development Company, provided the Company's financial statements indicate that the allocation is preliminary.
In this regard, see the third paragraph of footnote 3 to the Company's financial statements. The Company will determine the amounts which will be allocated to customer relationships at the time the Company makes a final allocation of the purchase price to the intangible assets of the Pearl Development Company.

21. No adjustment was considered necessary since the salaries paid under the old employment agreements were the same as the salaries paid under the new employment agreements.

22. None of the investors in the December 2007 offering were in any way affiliated with the Company. As a result, it was not necessary to record an expense for the difference between the fair value of the Company's common stock on December 5, 2007 and the offering price.

23. The issuance of the warrants attached to the debentures did not create a "derivative liability." The purchasers of the debentures also received warrants which entitle the holders to purchase up to 15,954,545 shares of the Company's common stock at a price of $1.65 per share. Under the Black
Scholes method, using an expected life of five years, volatility of 72% and a risk-free interest rate of 3.28%, the Company determined the warrants associated with the debentures had a fair value of $13,085,380 as of the date of the transaction. This amount was recorded as additional paid in capital with a corresponding amount recorded as a debt discount associated with the debentures. The debt discount is being amortized to interest expense over the life of the debentures, which mature on December 1, 2012. A total of $206,808 of debt discount was amortized to interest expense in 2007.

24. Comment complied with.                                           Item 17

25. Comment complied with.                                         Exhibit 10.6

26. Comment complied with.                                         Exhibit 23.2

      If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

                                          Very Truly Yours,

                                          HART & TRINEN, L.L.P.

                                                /s/ William T. Hart
                                          By
                                                William T. Hart






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